                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                   Under the Securities Exchange Act of 1934


                       Right Management Consultants, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   766573109
                -------------------------------------------------
                                 (CUSIP Number)

                             Philip U. Hammarskjold
                           HFP Recapitalization Corp.
                c/o Hellman & Friedman Capital Partners IV, L.P.
                         One Maritime Plaza, 12th Floor
                            San Francisco, CA 94111
                                 (415) 788-5111

                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 22, 2003
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 2 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                HFP Recapitalization Corp.

--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |x|
                                                                       (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-

     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8. SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9. SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                CO
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 3 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Richard J. Pinola
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                 (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
     NUMBER OF
      SHARES         ------ ----------------------------------------------------
   BENEFICIALLY       8.    SHARED VOTING POWER
     OWNED BY
       EACH                       3,445,051**
     REPORTING       ------ ----------------------------------------------------
      PERSON          9.    SOLE DISPOSITIVE POWER
       WITH
                                  -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 4 of 70
--------------------------------------------------------------------------------


--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Joseph T. Smith
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                 (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  750,047**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 5 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                John J. Gavin
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |X|
                                                                  (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
                     ------ ----------------------------------------------------
     NUMBER OF        8.    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                   3,445,051**
     OWNED BY        ------ ----------------------------------------------------
       EACH           9.    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                      -0-
       WITH          ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 6 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                G. Lee Bohs
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                 (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 7 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Charles J. Mallon
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                   (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8. SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9. SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 8 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Theodore A. Young
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                 (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  11,125**
     NUMBER OF
      SHARES         ------ ----------------------------------------------------
   BENEFICIALLY       8.    SHARED VOTING POWER
     OWNED BY
       EACH                       3,445,051**
     REPORTING       ------ ----------------------------------------------------
      PERSON          9.    SOLE DISPOSITIVE POWER
       WITH
                                  -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 9 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                William McCusker
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|
                                                                (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  9,856**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 10 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Howard H. Mark
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                    (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  46,449**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 11 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Geoffrey S. Boole
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                 (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Canada
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  37,477**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 12 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Gayle I. Weibley
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                  (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  125**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 13 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                James E. Greenway
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                 (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  145,740**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 14 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Mark A. Miller
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|
                                                                (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.      SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  68,635**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 15 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                R. William Holland
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |X|
                                                              (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  66,285**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 16 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Andrew McRae
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |X|
                                                               (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          United Kingdom
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  14,155**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 17 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Edward C. Davies
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|
                                                                (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Australia
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  32,840**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 18 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Keiji Miyaki
--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |X|
                                                              (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Japan
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  6,250**
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                IN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 19 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                Hellman & Friedman Capital Partners IV, L.P.

--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |X|
                                                              (b)  |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          California
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                PN
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 20 of 70
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                H&F Investors IV, LLC

--------- ----------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|
                                                             (b) |_|
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*:

                See Item 3
--------- ----------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                     |_|

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          California
--------- ----------------------------------------------------------------------
                      7.    SOLE VOTING POWER

                                  -0-
     NUMBER OF       ------ ----------------------------------------------------
      SHARES          8.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     3,445,051**
       EACH          ------ ----------------------------------------------------
     REPORTING        9.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                       -0-
                     ------ ----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                                  4,634,035**
--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,634,035**
--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                     |_|

--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                17.7%**
--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                OO
--------- ----------------------------------------------------------------------
          *See Instructions Before Filling Out!
          **See Item 5 below

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 21 of 70
--------------------------------------------------------------------------------

Item 1   Security and Issuer.

                  This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of Right Management Consultants, Inc., a Pennsylvania corporation (the "Issuer"), having its principal executive offices at 1818 Market Street, Philadelphia, Pennsylvania 19103.

Item 2   Identity and Background.

                  This Schedule 13D is filed jointly on behalf of HFP Recapitalization Corp., a Delaware corporation ("HFP Recap"); Richard J. Pinola; Joseph T. Smith; John J. Gavin; G. Lee Bohs; Charles J. Mallon; Theodore A. Young; William McCusker; Howard H. Mark; Geoffrey S. Boole; Gayle I. Weibley; James E. Greenway; Mark A. Miller; R. William Holland; Andrew McRae; Edward C. Davies; Keiji Miyaki (the foregoing individuals, collectively, the "Individual Reporting Persons"); Hellman & Friedman Capital Partners IV, L.P., a California limited partnership ("H&F Partners IV"); and H&F Investors IV, LLC, a California limited liability company ("H&F Investors," together with H&F Partners IV, the "H&F Reporting Persons," and HFP Recap, the Individual Reporting Persons and the H&F Reporting Persons, collectively, the "Reporting Persons").

                  HFP Recap is a Delaware corporation newly formed by Richard J. Pinola and H&F Partners IV. The principal business of HFP Recap is to engage in the Proposed Transaction described in Items 3 and 4 below. The principal office of HFP Recap is c/o Hellman & Friedman Capital Partners IV, L.P., One Maritime Plaza, 12th Floor, San Francisco, California 94111.

                  The principal office of each of the Individual Reporting Persons is 1818 Market Street, Philadelphia, Pennsylvania 19103. Except for Andrew McRae, who is a citizen of the United Kingdom, Geoffrey S. Boole, who is a citizen of Canada, Edward C. Davies, who is a citizen of Australia, and Keiji Miyaki, who is a citizen of Japan, each of the Individual Reporting Persons is a United States citizen, and the principal occupations of the Individual Reporting Persons are the following positions with the Issuer:

     ---------------------------      -----------------------------------------
            Name                                     Title
     ---------------------------      -----------------------------------------
     Richard J. Pinola                Chief Executive Officer and Chairman
                                      of the Board of Directors
     ---------------------------      -----------------------------------------
     Joseph T. Smith                  Vice Chairman of the Board of
                                      Directors
     ---------------------------      -----------------------------------------
     John J. Gavin                    President and Chief Operating Officer
     ---------------------------      -----------------------------------------
     G. Lee Bohs                      Executive Vice President, Corporate
                                      Development
     ---------------------------      -----------------------------------------
     Charles J. Mallon                Executive Vice President, Chief
                                      Financial Officer and Treasurer
     ---------------------------      -----------------------------------------
     Theodore A. Young                Executive Vice President, General
                                      Counsel and Secretary
     ---------------------------      -----------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 22 of 70
--------------------------------------------------------------------------------

     ---------------------------      -----------------------------------------
            Name                                     Title
     ---------------------------      -----------------------------------------
     William McCusker                 Executive Vice President, Marketing
     ---------------------------      -----------------------------------------
     Howard H. Mark                   Executive Vice President, e-Business
     ---------------------------      -----------------------------------------
     Geoffrey S. Boole                Executive Vice President, Career
                                      Transition Services
     ---------------------------      -----------------------------------------
     Gayle I. Weibley                 Executive Vice President, Human
                                      Resources
     ---------------------------      -----------------------------------------
     James E. Greenway                Global Response Team and Group
                                      Executive Vice President Western U.S.
     ---------------------------      -----------------------------------------
     Mark A. Miller                   Group Executive Vice President Eastern
                                      U.S.
     ---------------------------      -----------------------------------------
     R. William Holland               Group Executive Vice President Central
                                      U.S. and Canada
     ---------------------------      -----------------------------------------
     Andrew McRae                     Group Executive Vice President Europe
     ---------------------------      -----------------------------------------
     Edward C. Davies                 Group Executive Vice President Asia-
                                      Pacific
     ---------------------------      -----------------------------------------
     Keiji Miyaki                     Group Executive Vice President Japan
     ---------------------------      -----------------------------------------

                  H&F Partners IV is a California limited partnership whose principal business is investing in securities. H&F Investors is a California limited liability company whose principal business is acting as the sole general partner of H&F Partners IV and certain affiliated parallel investment partnerships. The principal office of each of the H&F Reporting Persons is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

                  The members of H&F Investors consist of the following individuals: Matthew R. Barger, John L. Bunce, Jr., Mitchell R. Cohen, Philip U. Hammarskjold, Patrick J. Healy, F. Warren Hellman, Georgia Lee, Brian M. Powers, Thomas F. Steyer and David R. Tunnell. Each of the members of H&F Investors is a United States citizen. The present principal occupation of Thomas F. Steyer is Senior Managing Member of each of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. and his present principal office is One Maritime Plaza, Suite 1325, San Francisco, California 94111. The present principal occupation of each of the other members of H&F Investors is Managing Director of Hellman & Friedman and each of their principal offices is One Maritime Plaza, 12th Floor, San Francisco, California 94111.

                  To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 23 of 70
--------------------------------------------------------------------------------


Item 3   Source and Amount of Funds or Other Consideration.

                  The Proposed Transaction (as defined in Item 4 below) would be funded through a combination of equity and debt financing. Pursuant to, and subject to the terms and conditions of, the Letter Agreement (as defined in Item 6 below), in order to partially finance the Proposed Transaction, (a) each of the Individual Reporting Persons is prepared to "roll over" Value (as defined in the Letter Agreement) with respect to shares of Common Stock and options to acquire Common Stock beneficially owned by such Individual Reporting Person in an amount set forth in the Proposal Letter in lieu of receiving cash consideration with respect to such Value in connection with the Proposed Transaction and (b) H&F Partners and its affiliated parallel investment partnerships are prepared to contribute up to an aggregate of $273.2 million to HFP Recap less the Individual Reporting Persons' Rollover and rollover of equity by other Issuer employees acceptable to Richard J. Pinola and H&F Partners in exchange for shares of common stock of HFP Recap (the "HFP Recap Common Stock") at a price per share equal to the Recapitalization Cash Consideration (as defined in Item 4 below). The transactions contemplated by the Letter Agreement, including the equity financing described therein, are subject to a number of terms and conditions set forth therein, including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter (as defined in Item 4 below) as described in Item 4 below.

                  In addition, HFP Recap has had discussions with, and received a signed commitment letter from, a nationally-recognized banking institution that contemplates up to $300 million of senior secured debt financing to consummate the Proposed Transaction, as well as up to a $50 million revolving credit facility for the Issuer's working capital purposes after consummation of the Proposed Transaction. The commitment letter received by HFP Recap includes a number of conditions to the receipt of the debt financing contemplated therein, including the following: (i) completion of definitive documentation with respect to the debt financing and the Proposed Transaction reasonably satisfactory to such lender, (ii) the absence of any event since December 31, 2002 that has had, or could be reasonably expected to have, a material adverse effect on the business, properties, operations or financial condition of the Issuer and its subsidiaries taken as a whole, (iii) the absence of any material adverse conditions or any material disruptions or adverse changes in the financial, banking or capital markets (including the loan syndication market) that has materially impaired or could reasonably be expected to materially impair the syndication of the debt financing, (iv) satisfaction by the Issuer of a minimum threshold of earnings before interest, taxes, depreciation and amortization and other financial ratios, (v) the receipt of equity contributions in connection with the Proposed Transaction and (vi) certain other customary conditions to the receipt of senior secured debt financing. If HFP Recap were to agree to such commitment letter, the commitment would expire on October 17, 2003, if the Issuer's Board of Directors had not approved the Proposed Transaction by such date, or on March 31, 2004, if the Proposed Transaction had not been consummated by such date.

                  However, HFP Recap has neither agreed to the commitment letter described above in this Item 3 nor entered into any other commitment letter with respect to the debt financing for the Proposed Transactions, and there is no assurance that one will be successfully obtained. In addition, the proposed debt and equity financing of the Proposed Transactions may change based on availability of such financing and other facts and circumstances with respect to such Proposed Transactions or financings.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 24 of 70
--------------------------------------------------------------------------------

                  Neither HFP Recap nor any of the H&F Reporting Persons has contributed any funds or other consideration toward the purchase of Common Stock that may be deemed to be beneficially owned by them as described in Item 5. None of the Individual Reporting Persons has contributed any funds or other consideration toward the purchase of Common Stock that may be deemed to be beneficially owned by them as described in Item 5 other than such shares of Common Stock described in Item 5 with respect to which they are the direct beneficial owner.

                  The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1) and the Proposal Letter (attached hereto as Exhibit 2), each of which is incorporated herein by reference.

Item 4   Purpose of Transaction.

                  As described in a letter, dated September 22, 2003, from HFP Recap to the Board of Directors of the Issuer (the "Proposal Letter"), HFP Recap has made a proposal with respect to a recapitalization of the Issuer in which HFP Recap would merge with and into the Issuer (the "Proposed Transaction"). Pursuant to such merger, (i) each share of Common Stock would be converted into the right to receive cash consideration of $17.00 (the "Recapitalization Cash Consideration"), except for certain shares of Common Stock held by the Individual Reporting Persons (the "Rollover Shares"), (ii) each of the Rollover Shares would remain outstanding and (iii) each of the shares of HFP Recap Common Stock would be converted into one share of Common Stock. Also pursuant to such merger, each option to acquire Common Stock will be cashed out at its "in the money" value, if any, except for certain options held by the Individual Reporting Persons which would remain outstanding. In connection with the Proposed Transaction, the Common Stock would be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Annex B of the Letter Agreement provides, among other things, that the Board of Directors of the Issuer after consummation of the Proposed Transaction initially will consist of seven directors, which initially will include Richard J. Pinola, one additional executive officer of the Issuer designated by Richard J. Pinola, three individuals designated by H&F Partners IV and two other individuals designated by H&F Partners IV and approved by Richard
J. Pinola (such approval not to be unreasonably withheld or delayed).

                  The Proposal Letter provides that the Proposed Transaction would be subject to a number of conditions, including, among others, (i) approval by the Issuer's Board of Directors and shareholders pursuant to the requirements of the Pennsylvania Business Corporation Law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (iii) receipt of the necessary debt financing as described in the Proposal Letter,
(iv) completion of certain confirmatory due diligence and (v) the negotiation and execution of definitive agreements providing for the Proposed Transactions and the other transactions described in the Proposal Letter and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive recapitalization agreement which would contain customary covenants, representations, warranties, conditions and other provisions for such agreements.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 25 of 70
--------------------------------------------------------------------------------


                  HFP Recap's proposal contained in the Proposal Letter expires by its terms at the close of business on October 17, 2003. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Proposal Letter and reserve the right to terminate, modify in any manner or withdraw the proposal contained in the Proposal Letter at any time. In particular, the Reporting Persons may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

                  HFP Recap and the H&F Reporting Persons have been advised that each of the Individual Reporting Persons originally acquired the shares of Common Stock over which he or she has direct beneficial ownership (as described in Item 5 below) for investment purposes or pursuant to rights granted under the Issuer's equity compensation plans to the Individual Reporting Person in his or her capacity as an officer, director and/or employee of the Issuer or its predecessors, as the case may be.

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1) and the Proposal Letter (attached hereto as Exhibit 2), each of which is incorporated herein by reference.

Item 5   Interest in Securities of the Issuer.

                  The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

         (a), (b) The Filing Persons believe, and the following disclosure assumes, that there are 22,795,030 shares of Common Stock outstanding as of September 23, 2003. Based on such number of outstanding shares of Common Stock, the Reporting Persons report the following direct beneficial ownership of shares of Common Stock (including outstanding shares of Common Stock and options to acquire Common Stock that currently are exercisable or are exercisable within 60 days of September 23, 2003):


-------------------------------- -------------------------- --------------------------- -------------------------
                                                            Options to Acquire Shares     Percentage of Common
                                                            Exercisable Within 60 Days  Stock Beneficially Owned
       Reporting Person             Outstanding Shares
-------------------------------- -------------------------- --------------------------- -------------------------
HFP Recap                                    0                          0                               0.0%
-------------------------------- -------------------------- --------------------------- -------------------------
Richard J. Pinola                         909,437 (1)               1,815,700                          11.1
-------------------------------- -------------------------- --------------------------- -------------------------


--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 26 of 70
--------------------------------------------------------------------------------


-------------------------------- -------------------------- --------------------------- -------------------------
                                                            Options to Acquire Shares     Percentage of Common
                                                            Exercisable Within 60 Days  Stock Beneficially Owned
       Reporting Person             Outstanding Shares
-------------------------------- -------------------------- --------------------------- -------------------------
Joseph T. Smith                          61,676                    688,371                            3.2
-------------------------------- -------------------------- --------------------------- -------------------------
John J. Gavin                            63,754                    508,126                            2.5
-------------------------------- -------------------------- --------------------------- -------------------------
G. Lee Bohs                               5,127                     12,500                            0.1
-------------------------------- -------------------------- --------------------------- -------------------------
Charles J. Mallon                        29,782                    100,625                            0.6
-------------------------------- -------------------------- --------------------------- -------------------------
Theodore A. Young                        11,125                          0                            0.0
-------------------------------- -------------------------- --------------------------- -------------------------
Geoffrey S. Boole                        14,664                     22,813                            0.2
-------------------------------- -------------------------- --------------------------- -------------------------
William McCusker                          2,356(2)                   7,500                            0.0
-------------------------------- -------------------------- --------------------------- -------------------------
Howard H. Mark                            9,574(3)                  36,875                            0.2
-------------------------------- -------------------------- --------------------------- -------------------------
Gayle I. Weibley                            125                          0                            0.0
-------------------------------- -------------------------- --------------------------- -------------------------
James E. Greenway                        30,115(4)                 115,625                            0.6
-------------------------------- -------------------------- --------------------------- -------------------------
Mark A. Miller                           25,010(5)                  43,625                            0.3
-------------------------------- -------------------------- --------------------------- -------------------------
R. William Holland                       12,535(6)                  53,750                            0.3
-------------------------------- -------------------------- --------------------------- -------------------------
Andrew McRae                              2,905                     11,250                            0.1
-------------------------------- -------------------------- --------------------------- -------------------------
Edward C. Davies                         12,590                     20,250                            0.1
-------------------------------- -------------------------- --------------------------- -------------------------
Keiji Miyaki                                  0                      6,250                            0.0
-------------------------------- -------------------------- --------------------------- -------------------------
H&F Partners IV and H&F
    Investors                                0                          0                               0.0
-------------------------------- -------------------------- --------------------------- -------------------------

(1) Includes an aggregate of 6,750 shares which are held in two separate trusts for which his children are the sole beneficiaries and for which Mr. Pinola is the sole trustee. Mr. Pinola disclaims beneficial ownership of such shares.

(2) Includes an aggregate of 229 shares held in a Stock Fund under the Issuer's 401(K) Plan.

(3) Includes an aggregate of 5,906 shares held in a Stock Fund under the Issuer's 401(K) Plan.

(4) Includes (a) an aggregate of 13,903 shares held in a Stock Fund under the Issuer's 401(K) Plan and (b) an aggregate of 10,125 shares held in an SEP IRA account held jointly with his spouse.

(5) Includes an aggregate of 2,976 shares held in a Stock Fund under the Issuer's 401(K) Plan.

(6) Includes an aggregate of 3,173 shares held in a Stock Fund under the Issuer's Non-qualified Deferred Compensation Plan.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 27 of 70
--------------------------------------------------------------------------------

                  As a result of Section 5 of the Letter Agreement, each of the Reporting Persons may be deemed to have shared power to vote, or to direct the vote of, all of the shares of Common Stock for which Richard J. Pinola, John J. Gavin, G. Lee Bohs and Charles J. Mallon have direct beneficial ownership (as set forth above in this Item 5) with respect to the matters described in such section of the Letter Agreement. Also as a result of Section 5 of the Letter Agreement, each of the Reporting Persons may be deemed to have shared power to dispose, or to direct the disposition of, all of the shares of Common Stock for which the Reporting Persons have direct beneficial ownership (as set forth above in this Item 5) with respect to the matters described in such section of the Letter Agreement. Except as set forth in Section 5 of the Letter Agreement or as otherwise disclosed in this Item 5, each of the Reporting Persons has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, the shares of Common Stock for which such Reporting Person has direct beneficial ownership (as set forth above in this Item 5).

                  As a result of the matters described in Items 2, 3 and 4 above, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, and the group formed thereby may be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by each of the Reporting Persons. The aggregate shares of Common Stock beneficially owned by the Reporting Persons is 4,634,035, which represents a Common Stock beneficial ownership percentage of 17.7%. However, each of the Reporting Persons disclaims beneficial ownership of such shares of Common Stock, except to the extent of the Reporting Person's direct and indirect pecuniary interest therein or as otherwise described in this
Item 5.

                  As the sole general partner of H&F Partners IV, H&F Investors may be deemed to be the beneficial owner of the shares of Common Stock over which H&F Partners IV has voting or dispositive power. The investment decisions of H&F Investors are made by the investment committee of H&F Investors, which as of the date hereof is comprised of the members of H&F Investors and Frank Zarb, a Managing Director of Hellman & Friedman. Each of the members of H&F Investors and each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock which H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.

         (c) On July 24, 2003, Edward C. Davies exercised options to acquire 5,000 shares of Common Stock at an exercise price of $3.22 per share of Common Stock. Otherwise, none of the Reporting Persons has effected any transactions in any shares of Common Stock during the 60-day period ended September 23, 2003, except as disclosed in this Schedule 13D.

         (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

         (e) Not applicable.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 28 of 70
--------------------------------------------------------------------------------

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

                  On September 22, 2003, HFP Recap, the Individual Reporting Persons and H&F Partners IV entered into a letter agreement (the "Letter Agreement") that, including the Management Term Sheet attached as Annex B thereto, sets forth certain understandings among the Reporting Persons with respect to the Proposed Transaction, including, among other things, the negotiation of the Proposed Transaction, the contribution of cash equity by H&F Partners IV and its affiliated parallel investment partnerships, the "rollover" of shares of Common Stock and options to acquire shares of Common Stock held by the Individual Reporting Persons, the principal terms of employment of certain of the Individual Reporting Persons, the receipt of cash and equity-based compensation and other benefits by the Individual Reporting Persons, exclusivity, voting and transfers of shares of Common Stock and fees and expenses. The consummation of the equity contributions and the agreements with management and employees are conditioned upon the prior negotiation and execution of a definitive recapitalization agreement for the Proposed Transaction and other definitive documentation.

                  The Management Term Sheet attached as Annex B to the Letter Agreement also sets forth certain understandings between the H&F Reporting Persons and the Individual Reporting Persons with respect to the Individual Reporting Persons' ownership of Common Stock in the event that the Proposed Transaction is consummated, including, without limitation, restrictions on transfer, the Issuer's obligation to repurchase such shares under limited circumstances, "tag along" rights and "drag along" rights.

                  As described in Item 4 of this Schedule 13D, the Proposal Letter contains the proposal by HFP Recap to the Issuer with respect to the Proposed Transactions, including a description of, among other things, the cash consideration, the equity financing, the debt financing, the structure, the treatment of the Issuer's existing indebtedness, the treatment of employees and other constituencies of the Issuer, arrangements with the Issuer's senior management and the conditions and legal documentation.

                  Except as set forth above, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  The descriptions of the Letter Agreement and the Proposal Letter contained in this Schedule 13D are qualified in their entirety by reference, respectively, to the Letter Agreement (attached hereto as Exhibit 1) and the Proposal Letter (attached hereto as Exhibit 2), each of which is incorporated herein by reference.

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 29 of 70
--------------------------------------------------------------------------------

Item 7   Material to be Filed as Exhibits

1. Letter agreement dated September 22, 2003 by and among HFP Recapitalization Corp., Richard J. Pinola, Joseph T. Smith, John J. Gavin, G. Lee Bohs, Charles J. Mallon, Theodore A. Young, William McCusker, Howard H. Mark, Geoffrey S. Boole, Gayle I Weibley, James E. Greenway, Mark A. Miller, R. William Holland, Andrew McRae, Edward C. Davies, Keiji Miyaki and Hellman & Friedman Capital Partners IV, L.P.

2. Proposal Letter dated September 22, 2003 from HFP Recapitalization Corp. to the Board of Directors of Right Management Consultants, Inc.

3. Joint Filing Agreement dated September 24, 2003 by and among the Reporting Persons.

4. Power of Attorney dated September 23, 2003 by and among the Individual Reporting Persons.

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CUSIP NO. 766573109               SCHEDULE 13D                    Page 30 of 70
--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 24, 2003



                               HFP RECAPITALIZATION CORP.


                               By:  /s/ Philip U. Hammarskjold
                                    ----------------------------------
                                    Name:  Philip U. Hammarskjold
                                    Title:  President


                               /s/ Theodore A. Young
                               --------------------------------------------
                               Richard J. Pinola
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Joseph T. Smith
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               John J. Gavin
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               G. Lee Bohs
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Charles J. Mallon
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Theodore A. Young


                               /s/ Theodore A. Young
                               --------------------------------------------
                               William McCusker
                               By:  Theodore A. Young, Attorney-in-Fact

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CUSIP NO. 766573109               SCHEDULE 13D                    Page 31 of 70
--------------------------------------------------------------------------------


                               /s/ Theodore A. Young
                               --------------------------------------------
                               Howard H. Mark
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Geoffrey S. Boole
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Gayle I. Weibley
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               James E. Greenway
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Mark A. Miller
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               R. William Holland
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Andrew McRae
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Edward C. Davies
                               By:  Theodore A. Young, Attorney-in-Fact

                               /s/ Theodore A. Young
                               --------------------------------------------
                               Keiji Miyaki
                               By:  Theodore A. Young, Attorney-in-Fact

--------------------------------------------------------------------------------
CUSIP NO. 766573109               SCHEDULE 13D                    Page 32 of 70
--------------------------------------------------------------------------------


                               HELLMAN & FRIEDMAN CAPITAL
                               PARTNERS IV, L.P.

                               By: H&F Investors IV, LLC, its general partner

                                  By: H&F Administration IV, LLC, its
                                      administrative manager

                                     By: H&F Investors III, INc., its manager


                                     By: /s/ Georgia Lee
                                       ----------------------------------------
                                       Name:  Georgia Lee
                                       Title: Vice President


                               H&F INVESTORS IV, LLC


                               By: H&F Administration IV, LLC, its
                                   administrative manager

                                   By: H&F Investors, III, Inc., its manager


                                   By: /s/ Georgia Lee
                                       --------------------
                                       Name:  Georgia Lee
                                       Title: Vice President

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 33 of 70
--------------------------------------------------------------------------------


















                            EXHIBIT 1 TO SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 34 of 70
--------------------------------------------------------------------------------


                           HFP Recapitalization Corp.
                c/o Hellman & Friedman Capital Partners IV, L.P.
                               One Maritime Plaza
                                   12th Floor
                         San Francisco, California 94111



                                                              September 22, 2003


Ladies and Gentlemen:

                  This letter outlines the general terms and conditions under which HFP Recapitalization Corp. ("HFP Recapitalization") would propose to enter into a recapitalization transaction with Right Management Consultants, Inc. (the "Company"). The principal investors in HFP Recapitalization would be Richard J. Pinola, Hellman & Friedman Capital Partners IV, L.P. ("Hellman & Friedman") and certain of its affiliates and the other signatories hereto (the "Other Individual Investors"). Such recapitalization would be structured as a proposed merger of HFP Recapitalization with and into the Company (the "Proposed Transaction").

                  1. Proposal to the Board; Negotiation of Proposed Transaction. Attached hereto as Annex A is a letter from HFP Recapitalization to the Board of Directors of the Company (the "Board") proposing the Proposed Transaction (the "Proposal Letter"). The parties hereto agree that HFP Recapitalization will submit the Proposal Letter to the Board. The specific terms and conditions of the Proposed Transaction (including, without limitation, future amendments or modifications to the Proposal Letter, the financing of the Proposed Transaction and the recapitalization agreement (the "Recapitalization Agreement")), except as specifically provided in Sections 2 and 3 this letter, will be determined by the mutual agreement of Richard J. Pinola and Hellman & Friedman, and Richard J. Pinola and Hellman & Friedman together will determine whether HFP Recapitalization will enter into or amend the Recapitalization Agreement and proceed with the Proposed Transaction.

                  2. Equity Contributions. In furtherance of the Proposed Transaction, on the closing date of the Proposed Transaction, upon the terms and subject to the conditions described in this paragraph, (a) each of Richard J. Pinola and the Other Individual Investors will "roll over" total Value (as defined in Annex B to this letter) in an amount that is set forth on Schedule I to this letter (the "Individual Investors' Rollover") in lieu of receiving cash consideration with respect to such Value in connection with the Proposed Transaction, and (b) Hellman & Friedman and certain of its affiliates will contribute to HFP Recapitalization an aggregate of up to $273.2 million less the Individual Investors' Rollover and rollover of equity by other Company employees acceptable to Richard J. Pinola and Hellman & Friedman and receive in exchange therefor shares of newly issued common stock of HFP Recapitalization for a cash price per share of such common stock equal to the cash price per share of Common Stock paid to the shareholders of the Company in the Proposed Transaction. In connection with the consummation of the Proposed Transaction, (i) each outstanding share of HFP Recapitalization common stock will be converted automatically into one share of common stock, $0.01 par value (the "Common Stock"), of the Company, (ii) each share of Common Stock included in the roll over Value will remain outstanding after the Proposed Transaction and (iii) each option to acquire Common Stock included in the roll over Value will remain outstanding after the Proposed Transaction. Each of the parties hereto agrees that any binding obligation to roll over Value will be set forth only in the definitive documentation reflecting such equity contributions. Each of the parties further agrees to negotiate in good faith and use all reasonable efforts to enter into definitive documentation with respect to the matters set forth in this paragraph (the "Investment Documentation") prior to the execution of the Recapitalization Agreement. The Investment Documentation will be drafted by Simpson Thacher & Bartlett LLP (counsel to HFP Recapitalization and Hellman & Friedman).

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CUSIP No. 766573109               SCHEDULE 13D                    Page 35 of 70
--------------------------------------------------------------------------------

                  3. Management and Employee Agreements. Attached hereto as Annex B is a summary setting forth the principal employment terms of, and the receipt of equity-based and other compensation by, Richard J. Pinola, the Other Individual Investors and certain other senior managers of the Company subsequent to the consummation of the Proposed Transaction. Each of the parties hereto agrees to negotiate in good faith and use all reasonable efforts to enter into definitive agreements with terms reflecting those set forth in Annex B to this letter (the "Management and Employee Agreements") prior to the execution of the Recapitalization Agreement. The Management and Employee Agreements will be drafted by Simpson Thacher & Bartlett LLP (counsel to HFP Recapitalization and Hellman & Friedman).

                  4. Representation and Warranty. Each of the parties hereto represents and warrants to each of the other parties hereto that the total number of shares of Common Stock owned by such first party and its, his or her affiliates and the total outstanding options to acquire shares of Common Stock owned by such first party and its, his or her affiliates, in each case as of the date hereof, are accurately set forth on Schedule II to this letter.

                  5. Exclusivity; Voting. (a) During the Exclusivity Period (as defined below), each of the parties hereto other than Hellman & Friedman (in his or her individual capacity as a shareholder of the Company and not in his or her capacity as an officer or director of the Company or as a trustee or other fiduciary, in each case to the extent applicable) will (i) not, directly or indirectly, make, participate in or agree to, or initiate, solicit, encourage or knowingly facilitate any inquiries or the making of, any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or any purchase or sale of 15% or more of the consolidated assets (including without limitation stock of its subsidiaries) of the Company and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of the Company that, if consummated, would result in any person or entity beneficially owning securities representing 15% or more of the total voting power of the Company (or of the surviving parent entity in such transaction) or any of its subsidiaries (any such proposal, offer or transaction (other than the transactions contemplated by this letter) being hereinafter referred to as a "Competing Recapitalization Proposal"), (ii) not, directly or indirectly, sell, transfer or otherwise dispose of any shares of Common Stock beneficially owned by such party, (iii) not agree to or negotiate any employment by, or independent contractor or consulting relationship with, any other person or any amendment or modification of such party's existing employment, change of control and other employment and/or compensation-related agreements with the Company and (iv) not enter into any agreement, commitment or arrangement that is inconsistent with any of the foregoing. Notwithstanding anything to the contrary stated herein, each of the parties hereto other than Hellman & Friedman may undertake any of the acts otherwise not permitted by this
Section 5(a) to the extent such act is part of the Proposed Transaction.

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 36 of 70
--------------------------------------------------------------------------------

                  (b) During the Exclusivity Period, each of Richard J. Pinola, John J. Gavin, G. Lee Bohs and Charles J. Mallon (the "Specified Individual Investors") (in his individual capacity as a shareholder of the Company and not in his capacity as an officer or director of the Company or as a trustee or other fiduciary, in each case to the extent applicable) will vote or consent (or cause to be voted or consented), in person or by proxy, any shares of Common Stock beneficially owned or held of record by him or to which he has, directly or indirectly, the right to vote or direct the voting (the "Subject Shares") against any Competing Recapitalization Proposal at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company. Notwithstanding anything to the contrary stated herein, each of the Specified Individual Investors may undertake any of the acts otherwise not permitted by this Section 5(b) to the extent such act is part of the Proposed Transaction. During the Exclusivity Period, each of the Specified Individual Investors hereto agrees to vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares in favor of the Proposed Transaction and the approval and adoption of the Recapitalization Agreement and any related transactions at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company.

                  (c) During the Exclusivity Period, Hellman & Friedman will (i) not, directly or indirectly, make, participate in or agree to, or initiate, solicit, encourage or knowingly facilitate any inquiries or the making of, any proposal or offer with respect to, or a transaction to effect, a Competing Recapitalization Proposal, and (ii) not enter into any agreement, commitment or arrangement that is inconsistent with any of the foregoing. Notwithstanding anything to the contrary stated herein, Hellman & Friedman may undertake any of the acts otherwise not permitted by this Section 5(c) to the extent such act is part of the Proposed Transaction.

                  (d) For purposes of this letter, the "Exclusivity Period" shall be defined as the period beginning upon execution of this letter and ending upon the earliest to occur of the following events: (i) 6 months after the date hereof, (ii) the date that the Company enters into a binding agreement to effect a Competing Recapitalization Proposal and (iii) HFP Recapitalization's proposal to enter into the Proposed Transaction is terminated (after giving effect to any extensions thereof).

                  (e) The obligations of the parties hereto under Sections 2 and 3 of this letter will terminate immediately upon expiration of the Exclusivity Period.

                  6. Fees and Expenses. (a) Except to the extent otherwise set forth in the Recapitalization Agreement, all costs incurred by any party hereto in preparing this letter and the annexes hereto and in pursuing and negotiating the transactions contemplated hereby (including all attorneys' fees and costs relating thereto) ("Transaction Expenses") will be paid by the party incurring such Transaction Expenses; provided, that the parties hereto agree that if a Recapitalization Agreement is executed it shall provide for the reimbursement of all such Transaction Expenses by the Company at the time of the consummation of the Proposed Transaction.

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 37 of 70
--------------------------------------------------------------------------------

                  (b) Any break-up fee or similar payment made to HFP Recapitalization in connection with the Proposed Transaction shall be distributed to Hellman & Friedman and/or its affiliates as designated by Hellman & Friedman; provided, however that Hellman & Friedman agrees promptly after the receipt of such fee or payment to reimburse Richard J. Pinola and the Other Investors for the reasonable fees and expenses of their legal counsel incurred in connection with the negotiation, preparation and execution of this letter and definitive agreements contemplated by this letter, including the annexes hereto.

                  7. Confidentiality. Except as otherwise required by law (including, without limitation, any obligations to make disclosures to the Company's Board of Directors or shareholders) or Section 1 above or as may be required to be disclosed by any party in any Schedule 13D filing, the terms of the Proposed Transaction and this letter will be kept strictly confidential by the parties hereto regarding persons other than their attorneys and accountants (under duties of confidentiality), unless each of the other parties hereto releases or consents to the release of any such information.

                  8. Governing Law; Jurisdiction. This letter agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts made and fully performed in such state. Each of the parties hereto hereby submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware. The parties hereto waive all right to trial by jury in any action, suit or proceeding brought to enforce or defend any rights or remedies under this letter agreement.

                  9. Legal Effect. The consummation of the transactions contemplated by Sections 2 and 3 of this letter are conditioned upon the negotiation and execution of the Recapitalization Agreement and the negotiation and execution of definitive Investment Documentation and definitive Management and Employee Agreements, respectively, that are consistent with the terms of Sections 2 and 3 of this letter (and any Annexes referred to therein) and such other terms as the parties thereto may agree among themselves.

                  10. Amendment. No amendment, modification or supplement to this letter agreement shall be enforced against such party unless such amendment, modification or supplement is in writing and signed by HFP Recapitalization and such party.

                  11. Assignment. This letter agreement may not be assigned or delegated, in whole or in part, by any party hereto, except that the rights and obligations of Hellman & Friedman to contribute cash to HFP Recapitalization pursuant to Section 2 of this letter may be assigned by Hellman & Friedman, in whole or in part, to any affiliate of Hellman & Friedman provided that no such assignment will relieve Hellman & Friedman of any of its obligations hereunder. Any assignment or delegation in derogation of this provision shall be null and void. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, executors and administrators of the parties hereto.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 38 of 70
--------------------------------------------------------------------------------

                  12. Counterparts. This letter may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



                  [Remainder of Page Intentionally Left Blank]

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CUSIP No. 766573109               SCHEDULE 13D                    Page 39 of 70
--------------------------------------------------------------------------------

                  If this letter agreement correctly sets forth our agreements with respect to the matters described herein, please so indicate by signing this letter in the space provided below for that purpose.

                                  Very truly yours,

                                  HFP RECAPITALIZATION CORP.


                                  By: /s/ Philip U. Hammarskjold
                                      ----------------------------------------
                                      Name:  Philip U. Hammarskjold
                                      Title:  President

Accepted and agreed to as of
the date first set forth above:


/s/ Richard J. Pinola
---------------------------------
Richard J. Pinola


/s/ Joseph T. Smith
---------------------------------
Joseph T. Smith


/s/ John J. Gavin
---------------------------------
John J. Gavin


/s/ G. Lee Bohs
---------------------------------
G. Lee Bohs


/s/ Charles J. Mallon
---------------------------------
Charles J. Mallon


/s/ Theodore A. Young
----------------------------------
Theodore A. Young


/s/ William McCusker
----------------------------------
William McCusker

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 40 of 70
--------------------------------------------------------------------------------


/s/ Howard H. Mark
-----------------------------------
Howard H. Mark


/s/ Geoffrey S. Boole
-----------------------------------
Geoffrey S. Boole


/s/ Gayle I. Weibley
-----------------------------------
Gayle I. Weibley


/s/ James E. Greenway
------------------------------------
James E. Greenway


/s/ Mark A. Miller
------------------------------------
Mark A. Miller


/s/ R. William Holland
-------------------------------------
R. William Holland


/s/ Andrew McRae
-------------------------------------
Andrew McRae


/s/ Edward C. Davies
-------------------------------------
Edward C. Davies


/s/ Keiji Miyaki
-------------------------------------
Keiji Miyaki

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 41 of 70
--------------------------------------------------------------------------------

HELLMAN & FRIEDMAN CAPITAL
PARTNERS IV, L.P.

       By: H&F Investors IV, LLC, its general
           partner

          By: H&F Administration IV, LLC, its
              manager

             By: H&F Investors III, Inc., its manager

             By: /s/ Georgia Lee
                 -------------------------
                 Name:  Georgia Lee
                 Title: Vice President

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 42 of 70
--------------------------------------------------------------------------------

                                                                     SCHEDULE I



Richard J. Pinola                                                    $18,582,000

Joseph T. Smith                                                        1,968,000

John J. Gavin                                                                  0

James E. Greenway                                                      1,203,000

G. Lee Bohs                                                              380,000

Charles J. Mallon                                                      1,090,000

Howard H. Mark                                                           329,000

William McCusker                                                         109,000

Theodore A. Young                                                        233,000

Geoffrey S. Boole                                                        263,000

Gayle I. Weibley                                                          17,000

Andrew McRae                                                             488,000

Mark A. Miller                                                           546,000

R. William Holland                                                       502,000

Edward C. Davies                                                         243,000

Keiji Miyaki                                                              46,000

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 43 of 70
--------------------------------------------------------------------------------

                                                                    SCHEDULE II


                                         Total Shares of     Total Outstanding Options
                                        Outstanding Common     to Acquire Shares of
                                           Stock Owned            Common Stock
                                        ------------------   --------------------------
Richard J. Pinola                            909,437               1,953,201
Joseph T. Smith                               61,676                 703,371
John J. Gavin                                 63,754                 564,377
G. Lee Bohs                                    5,127                  37,500
Charles J. Mallon                             29,782                 118,125
Theodore A. Young                             11,125                  10,000
William McCusker                               2,356                  22,500
Howard H. Mark                                 9,574                  54,375
Geoffrey S. Boole                             14,664                  40,313
Gayle I. Weibley                                 125                   5,000
James E. Greenway                             30,115                 133,125
Mark A. Miller                                25,010                  61,125
R. William Holland                            12,535                  71,250
Andrew McRae                                   2,905                  33,750
Edward C. Davies                              12,590                  32,500
Keiji Miyaki                                       0                  18,750
Hellman & Friedman and its
  affiliated parallel investment funds             0                       0


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CUSIP No. 766573109               SCHEDULE 13D                    Page 44 of 70
--------------------------------------------------------------------------------

                                                                        ANNEX A


  [Reference is made to Exhibit 2 to Schedule 13D, which hereby is incorporated herein by reference]

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CUSIP No. 766573109               SCHEDULE 13D                    Page 45 of 70
--------------------------------------------------------------------------------

                                                                        ANNEX B


  [Reference is made to Exhibit A to Exhibit 2 to Schedule 13D, which hereby is incorporated herein by reference]

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CUSIP No. 766573109               SCHEDULE 13D                    Page 46 of 70
--------------------------------------------------------------------------------











                            EXHIBIT 2 TO SCHEDULE 13D

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CUSIP No. 766573109               SCHEDULE 13D                    Page 47 of 70
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                           HFP Recapitalization Corp.
                c/o Hellman & Friedman Capital Partners IV, L.P.
                               One Maritime Plaza
                                   12th Floor
                         San Francisco, California 94111


                                                 September 22, 2003

Board of Directors
Right Management Consultants, Inc.
1818 Market Street
Philadelphia, Pennsylvania  19103

Ladies and Gentlemen:

         HFP Recapitalization Corp., a Delaware corporation ("HFP Recapitalization"), is very pleased to present its fully-financed all-cash proposal (the "Proposal") to recapitalize Right Management Consultants, Inc. (the "Company") in a transaction that would result in the Company's shareholders, other than those who are part of the Offering Group identified below and certain other senior managers of the Company, receiving cash consideration of $17.00 per share (the "Recapitalization"). The cash consideration we are offering your shareholders represents a premium of 22.7% to the average closing price of the Company's common stock on the New York Stock Exchange for the 60-day period ended on September 22, 2003. HFP Recapitalization has been formed by Richard J. Pinola and Hellman & Friedman Capital Partners IV, L.P. ("Hellman & Friedman"), an affiliate of Hellman & Friedman LLC, for the purpose of effecting the Proposal. The Offering Group includes (i) Mr. Pinola and certain other executive officers of the Company and (ii) Hellman & Friedman and other affiliated funding vehicles.

         We believe that the Proposal constitutes an excellent opportunity for the shareholders of the Company to realize full value for their shares to an extent not available to them in the marketplace, and that they will find this value compelling. In addition, we believe we have the ability to complete the Recapitalization quickly and provide near-term liquidity for your shareholders due to the following advantages:

         o  the Proposal is fully-financed;

         o  we have completed substantially all of our due diligence;

         o  there are no antitrust or other competition-related impediments; and

         o the conditions to completion of the Recapitalization will be limited.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 48 of 70
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Furthermore, by proceeding expeditiously towards the negotiation of a definitive recapitalization agreement with HFP Recapitalization, we believe the Company can obtain this value for its shareholders while minimizing disruption to the Company's business, client relationships, competitive position, employees and community. Given the business' dependence on the continued commitment and focus of its key people, we ask that you consider the Proposal promptly in order to minimize the uncertainty that is inherent in such a transaction and thereby prevent a deterioration in the value of the business.

         The terms of the Proposal are summarized below:

Cash Consideration

         The cash consideration of $17.00 per share for the Company's common stock places a total value on the Company's common stock of approximately $438.7 million (including for each option to acquire the Company's common stock the difference between the purchase price and the exercise price). The Proposal represents a substantial premium to the Company's current stock price and prior averages and we believe it gives the Company's shareholders an opportunity to obtain liquidity at a full and fair valuation. The offer represents a 6.6% premium to the Company's closing stock price of $15.95 on September 22, 2003; a 16.8% premium to the Company's 30-day closing average of $14.56 per share for the period ending September 22, 2003; a 22.7% premium to the Company's 60-day closing average of $13.86 per share for the period ending September 22, 2003; a 22.9% premium to the Company's 3-month closing average of $13.83 per share for the period ending September 22, 2003; and a 27.5% premium to the Company's 6-month closing average of $13.33 for the period ending September 22, 2003.

Equity Financing

         In order to partially finance the Proposed Recapitalization, Hellman & Friedman and its affiliates have committed to provide cash equity financing of up to $273.2 million to the Company less the amount of equity value rolled over by senior management of the Company. It is currently contemplated that an aggregate of $26.0 million of value reflected by outstanding shares of Company common stock and "in the money" stock options owned by members of the Offering Group and other members of senior management of the Company will be rolled over into shares of common stock and stock options of the post-recapitalization Company.

         Hellman & Friedman LLC, founded in 1984, is a private equity investment firm well respected for its distinctive investment philosophy and approach. During its 19-year history, it has raised and managed approximately $5 billion of committed capital that it has invested in over 40 companies. Hellman & Friedman Capital Partners IV, L.P. is the fourth fund of Hellman & Friedman LLC and has $2.2 billion of committed capital. Our limited partners include many of the country's leading public pension funds, private pension funds, university endowments, foundations and individuals. The individuals comprising the general partner of Hellman & Friedman have the largest capital commitment to the fund and therefore have a major, direct interest in the financial success and growth of the companies in which we invest.


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CUSIP No. 766573109               SCHEDULE 13D                    Page 49 of 70
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         Hellman & Friedman has a real focus and dedicated expertise investing in professional services companies together with management. While most investment firms shy away from these businesses, we embrace these opportunities, but only in conjunction with management. Specific examples of our activities include a $225 million recapitalization of Young & Rubicam, Inc., one of the world's largest integrated marketing communications companies; a $100 million recapitalization of Digitas, Inc., one of the leading direct and interactive marketing agencies in the United States; and a $100 million investment in Franklin Resources, Inc., one of the largest mutual fund managers in the world. In all of these cases, we supported management in these investments and continued to successfully work with the companies to continue to grow the business.

         The proposal contained in this letter has received all necessary internal approvals from Hellman & Friedman and no other internal approvals are required.

Debt Financing

        We have received a signed commitment letter from a nationally-recognized banking institution that is structured to allow for the consummation of the Proposal and to provide ample capital for the Company' future growth and working capital needs. The commitment letter would make available up to $300 million of senior term loan financing to support the Recapitalization. In addition, the commitment letter includes a $50 million revolving credit facility for ongoing working capital purposes post-closing. We intend to execute the commitment letter for all of the required debt financing at the time a definitive recapitalization agreement is executed. At your request, we would be happy to provide a copy of the commitment letter delivered to us.

        As is customary for transactions of this nature, consummation of the Recapitalization is subject to receipt of the required debt financing. We anticipate that definitive documentation for the debt financing would be finalized in the period prior to the vote of the Company's shareholders with respect to the Recapitalization.

          Both Hellman & Friedman and the potential lender are prepared to devote the necessary resources to close the transaction expeditiously. Hellman & Friedman has an excellent track record of securing financing for transactions, and has never failed to complete a transaction because of a failure to receive necessary financing. Should you wish to discuss any aspect of the proposed financing, we would be happy to arrange an opportunity for you to meet with appropriate representatives.

Recapitalization Structure

         We currently contemplate that the Recapitalization will be consummated in a one-step merger. Pursuant to the merger, all shares of the Company's common stock (other than certain of the shares held by members of the Offering Group and other senior managers of the Company) will be converted into the right to receive the cash consideration, and all shares of common stock of HFP Recapitalization and certain of the shares of the Company's common stock held by the members of the Offering Group and other senior managers of the Company will be converted into shares of the common stock of the post-recapitalization Company. Also in connection with the merger, all options to acquire the Company's common stock will be cashed out at their "in the money" value (if any), except for certain of the options held by members of the Offering Group and other senior managers of the Company which would be rolled over into options of the post-recapitalization Company. At the conclusion of the Recapitalization (but without giving effect to the expected grants of restricted stock units as described in Exhibit A hereto), the outstanding equity ownership of the Company would approximately be as follows: Hellman & Friedman and affiliates, 89%, Mr. Pinola, 7%, and other senior management and employees of the Company, 4%. We and our representatives are prepared to discuss our proposed Recapitalization structure with you in detail at your request.




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CUSIP No. 766573109               SCHEDULE 13D                    Page 50 of 70
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Treatment of Existing Indebtedness

         At the closing of the Recapitalization, the Company's existing bank credit facility would be refinanced with the proceeds of the debt financing. We expect the remainder of the existing indebtedness of the Company and its subsidiaries would remain outstanding pursuant to its existing terms.

Employees and Other Constituencies

         We are keenly aware of the importance of the Company's employees, and we believe the Recapitalization will benefit them. Our capital structure is designed to enable the Company to grow and thereby enhance the opportunities available to its employees. In addition, we intend to keep the Company's headquarters in Philadelphia and to continue the Company as a Pennsylvania corporation. We also do not expect that any workforce reductions will occur in connection with the Recapitalization.

Senior Management

         We have been very impressed by Richard Pinola and the other members of the Company's senior management team, and are convinced that their leadership and expertise are essential to the future success of the Company. Accordingly, consistent with Hellman & Friedman's philosophy of partnering with management to enhance the value of companies in which it invests, we intend to enter into agreements with certain members of senior management of the Company, including the management members of the Offering Group, allowing them to rollover a portion of the value represented by their existing common stock and options, as well as provide for grants of restricted stock units. Additionally, we anticipate negotiating customary employment agreements with Mr. Pinola and certain other members of senior management of the Company. A description of the expected arrangements between the Company and senior management with respect to their employment and compensation is attached hereto as Exhibit A.

Conditions/Legal Documentation

         The Proposal is subject to the following conditions: (i) approval by the Company's board of directors and shareholders pursuant to the requirements of the Pennsylvania Business Corporation Law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott-Rodino), (iii) receipt of the necessary debt financing as described above and (iv) the negotiation and execution of definitive agreements providing for the Recapitalization and the transactions outlined in Exhibit A to this letter, including a mutually satisfactory definitive recapitalization agreement which would contain customary covenants, representations, warranties, conditions and other provisions. We have discussed the Proposal with our antitrust advisers and do not believe there are any antitrust risks in connection with the Recapitalization.




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CUSIP No. 766573109               SCHEDULE 13D                    Page 51 of 70
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         Our Proposal is based on our understanding that the Company's equity capitalization consists of the following: (a) 22,793,155 shares of common stock issued and outstanding, (b) 5,105,782 options to purchase common stock outstanding that have exercise prices at or below $17.00 per share with a weighted average exercise price of $6.97 and (c) 22,500 additional options outstanding with exercise prices in excess of $17.00 per share.

         We have devoted a great deal of time and effort to studying the Company and have completed substantially all of our due diligence. Accordingly, our Proposal is subject only to completion of confirmatory due diligence by Hellman & Friedman and its advisors with respect to certain aspects of the Company. Given the familiarity of Hellman & Friedman with the Company, this remaining due diligence would be completed expeditiously and should not delay consummation of a definitive recapitalization agreement.

         We are prepared to negotiate a definitive recapitalization agreement immediately and would be pleased to provide a draft of such agreement at your request. If the Company determines to promptly accept our Proposal, we believe the Recapitalization could be completed as early as February 2004.





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CUSIP No. 766573109               SCHEDULE 13D                    Page 52 of 70
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                                      * * *

        We believe the board of directors of the Company should feel confident that this Proposal represents a fair and attractive price for the Company and provides liquidity at a significant premium for the current shareholders. We have no intention of attempting to acquire the Company other than in a transaction approved by the Company's board of directors.

        In order to minimize disruption to the Company's client relationships and employees and to prevent a deterioration of its business, we also believe it is in the best interests of the Company to pursue our Proposal in an expeditious manner. Accordingly, we are prepared to discuss the Proposal with you immediately and would appreciate hearing from you by the close of business on October 17, 2003, at which time the Proposal will lapse. In responding to us or in seeking further information concerning our Proposal, or if we can otherwise be of assistance, please call Philip Hammarskjold, Managing Director, or Allen Thorpe, Director, of Hellman & Friedman LLC at 415-788-5111.

                                 Sincerely yours,

                                 HFP RECAPITALIZATION CORP.


                                 By: /s/ Philip U. Hammarskjold
                                     -------------------------------------
                                     Name:  Philip U. Hammarskjold
                                     Title:  President


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CUSIP No. 766573109               SCHEDULE 13D                    Page 53 of 70
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                                                                      EXHIBIT A

                              MANAGEMENT TERM SHEET
                              ---------------------

                  As more fully described below, subsequent to the closing (the "Closing") of the proposed recapitalization (the "Proposed Transaction"), it is currently intended that Right Management Consultants, Inc. (the "Company") will maintain compensation plans and programs that are substantially similar to those presently in effect. In addition, Richard Pinola will enter into an amended and restated employment agreement with the Company.

                               Board of Directors
                               ------------------

                  Subsequent to the Closing, the Company's Board of Directors ("Board") will initially consist of seven (7) members. For as long as he serves as an officer of the Company, Richard Pinola will serve as a member of the Board. If Richard Pinola is no longer an officer of the Company, for so long as he retains at least 50% of his total Shares (as defined below), whether in the form of Shares or Shares subject to Options, as such number existed as of the Closing, Richard Pinola will have the option to either (i) personally serve as a member of the Board, or (ii) to the extent permitted by applicable law, designate an individual, who must be approved (such approval not to be unreasonably withheld or delayed) by Hellman & Friedman LLC and its affiliates (collectively, "H&F"), to serve on the Board. In addition, so long as Richard Pinola serves as the Company's Chief Executive Officer, he will have the option to either (i) personally serve as a member of each committee of the Board, or
(ii) to the extent permitted by applicable law, designate another Board member to serve on such committee. The six (6) additional members of the Board initially following the Closing will consist of (i) one additional executive officer of the Company designated by Richard Pinola, (ii) three (3) individuals designated by H&F, and (iii) two (2) members designated by H&F and approved by Richard Pinola (such approval not to be unreasonably withheld or delayed).

                             Existing Equity Awards
                             ----------------------

                  Each option granted under one of the Company's equity award plans or arrangements (an "Option") will become fully vested in connection with the Closing.

                  Richard Pinola and at least ten additional Executive Vice President level employees, which group must include all those executives listed on Schedule A attached hereto with an asterisk beside their name (referred to collectively, whether or not the individual has an asterisk beside their name, as the "Executives"), will be given the opportunity to retain a meaningful amount of equity in the business to the extent described in Schedule A; however, each individual will be provided the opportunity to liquidate at the Closing a designated percentage of the total Value (as defined below) of his equity holdings in the Company. The maximum percentage of total Value that each individual Executive will be permitted to liquidate is set forth on Schedule A hereto. In all cases, the Value that is being liquidated will be received through the cash out of unexercised Options held by the relevant Executive. For the purpose of determining the maximum number of unexercised Options that may be cashed out, the Company will calculate the weighted average exercise price of all presently unexercised Options. Thereafter, the number of Options cashed out will be spread proportionately over each separate grant of Options held by an Executive. Only if the Value that can be received through the cash out of Options is less than the Value to be liquidated will the Executive sell any shares of common stock ("Shares") in the Proposed Transaction.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 54 of 70
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                  To the extent that unexercised Options are retained, the terms of such Options will be amended at Closing to provide for a five-year minimum term and a ten-year maximum term from the date of the Closing ("Amended Options"). In the event that the Shares become publicly traded on a national securities exchange or similar securities market while Amended Options are outstanding, such Amended Options will not terminate prior to the later of (i) the fifth anniversary of the Closing or (ii) the expiration of 180 days following the end of any underwriter's lock-up agreement affecting the Executive's Shares. In the event of the termination of an Executive's service with the Company while the Executive has Amended Options, the following special rules shall apply if they would operate to reduce the term of the Amended Options. If the Executive's termination occurs as a result of an involuntary termination by the Company without "Cause" (as such term is defined in the Change of Control Agreement between the Executive and the Company), death or disability (as defined under Section 22(e)(3) of the Internal Revenue Code), then the Executive's Amended Options shall remain outstanding until the later of
(i) three (3) months following the end of any underwriter's lock-up agreement affecting the Executive's Shares or (ii) one year from the date of the Executive's death or disability. If the Executive's termination occurs as a result of an involuntary termination by the Company with "Cause", then the Executive's Amended Options shall expire immediately upon termination of service. If the Executive's termination occurs as a result of resignation, then the Executive's Amended Options shall remain outstanding for three (3) months following such resignation and shall permit the Company's Chief Executive
Officer the discretion to allow the Executive to pay the exercise price for such Amended Options using non-cash consideration (e.g., a promissory note with usual and customary terms).

                  "Value" will mean, with respect to an Option, the product of
(A) the excess, if any, of the cash consideration to be paid for each Share in the Proposed Transaction (the "Deal Price") over the exercise price per Share of an Option and (B) the number of Shares subject to an Option. With respect to each Share, Value will mean the Deal Price. "Value in the aggregate for an Executive will be calculated based on presently unexercised Options and Shares as to which the Executive presently holds beneficial ownership.

                  For example, assume that an individual holds 100 Shares and the Deal Price is $15. Value, with respect to such Shares, is equal to $1,500. Assume further that the same individual holds an Option to acquire 100 Shares with an exercise price of $10. Value, with respect to the Option is $500. The individual's total Value in the Company is $2,000. As a result, if the individual wishes to liquidate 40% of his holdings (i.e., $800), the individual must exercise all 100 Options ($500) prior to selling an additional 20 Shares ($300).

                  Between the execution of a definitive agreement related to the Proposed Transaction (the "Signing Date") and the Closing, certain other employees of the Company will be given the opportunity to retain a percentage of their current Shares or to purchase a specified number of additional Shares at the Closing. H&F and Richard Pinola will mutually determine the employees that will be given the opportunity to retain or purchase Shares and will specify the terms and conditions related thereto.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 55 of 70
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                  All Shares held by members of the current Board of Directors of the Company who are not employees of the Company will be purchased at the Closing on the same terms as Shares held by the public shareholders of the Company. All Options held by members of the Company's current Board of Directors who are not employees will be cashed out for their Value. Notwithstanding the foregoing, in connection with Joseph Smith's continuing to provide services to the Company after the Closing, Mr. Smith will be provided the opportunity to retain 20% of the Value of his existing Shares and Options following the principles previously described.

                  All Shares that are retained by the Executives after the Closing or are received upon the exercise of Options or the vesting of RSUs (as defined below) after the Closing will be subject to the following restrictions, which are customary for privately held companies:

                  o The Shares will not be transferable by Executives, except in limited circumstances (e.g., for estate planning purposes).

                  o The Company will have the right to repurchase the Shares at the prevailing fair market value if an Executive terminates employment with the Company.

                  o Subject to the Company's ability to comply with its debt covenants, the Company will have the obligation to repurchase Shares at the prevailing fair market value (i) upon the death of an Executive, (ii) if an Executive becomes Disabled (as determined under Section 22(e)(3) of the Internal Revenue Code), (iii) if an Executive is terminated without "Cause" (as such term is defined in the Change of Control Agreement between the Company and the Executive), or (iv) upon the retirement of an Executive after attaining 65 years of age. The Company will repurchase such Shares by issuing Executive a 3 year subordinated installment note bearing a reasonable rate of interest and payable annually in arrears in 3 equal annual increments. Repayment of such installment note will be conditioned on the Company's ability to comply with its debt covenants after giving effect to any such repayment.

                  o The Shares will provide Executives with "tag-along" rights. The tag-along rights will enable the Executives to sell their Shares when H&F sells its Shares in specified transactions.

                  o The Shares will be subject to "drag-along" rights. The drag along rights will enable H&F to require that the Executives sell their Shares in specified corporate transactions in which H&F is selling its Shares to an unrelated third party. The terms and conditions of the required sale will be upon the same terms and conditions as those that H&F has negotiated for its own Shares.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 56 of 70
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                             Employee Benefit Plans
                             ----------------------

Stock
Incentive Plan       The Company will adopt a stock incentive plan ("Equity
                     Plan") in connection with the Closing to enable the issuance of "Restricted Stock Units" ("RSUs"). Each RSU will entitle the holder to the value of a Share at a specified time and will be paid out in the form of Shares.
                     The RSUs will vest in four equal annual increments over a four year period following the date of grant. A deferred compensation plan will be established with respect to the RSUs so that each participant's income tax recognition will be deferred until the actual transfer of Shares to such participant.

                     In the event of a "Change of Control" (as defined below), each RSU will immediately vest in full.

                     A Change of Control will mean the occurrence of any of the following events (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act")) other than H&F, or (ii) any person or group, other than H&F, is or becomes the "Beneficial Owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company (or any entity which controls the Company or which is a successor to all or substantially all of the assets of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise and the representatives of H&F (individually or in the aggregate) cease to comprise a majority of the Board.

                     In connection with the Proposed Transaction and in lieu of the 2003 year-end option grants that would otherwise be made, 250,000 RSUs will be available for grant in connection with the Closing (the "Initial Pool"). An annual pool of 200,000 RSUs will be available for awards in calendar year 2004 and in subsequent years under certain conditions as described below. No Options will be granted following the Signing Date without the consent of H&F. Out of the Initial RSU Pool, 62,500 RSUs will be granted to Richard Pinola and the remaining RSUs in the Initial Pool will be awarded to other employees of the Company at the Closing as determined by Richard Pinola and H&F.

Employee Stock
Purchase Plan        All participant contributions withheld under the Employee
                     Stock Purchase Plan ("ESPP") during the purchase period in effect on the Signing Date will be used to purchase Shares
                     ("Final ESPP Shares"). The Final ESPP Shares will be purchased for the Deal Price in the same manner as other
                     Shares.

                     No new purchase periods will commence under the ESPP subsequent to the Signing Date. In addition, the Company will terminate the ESPP immediately prior to the Closing.

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Supplemental
Executive
Retirement Plans
(SERP) The SERP arrangements will not be funded in connection with the Closing. Subsequent to the Closing, this plan will be funded by the Company on a discretionary basis in a manner similar to current practice.

Deferred
Compensation Plans

- Senior Managers    The supplemental deferred compensation account balances for
                     Richard Pinola, John Gavin, Frank Louchheim and Joseph
                     Smith will be frozen and fully funded in connection with the Closing. Subsequent to the Closing, the account balances for John Gavin, Frank Louchheim and Joseph Smith will be distributed in accordance with the terms of the plan and the underlying plans will be terminated.

- Other
   Employees         The deferred compensation plan applicable to employees
                     other than John Gavin, Frank Louchheim and Joseph Smith will be terminated at the Closing and the account balances will be distributed in accordance with the terms of the plan. Immediately after the Closing, the Company will adopt a new deferred compensation plan substantially similar to the existing plan applicable for select employees other than John Gavin, Frank Louchheim and Joseph Smith.

Incentive
Bonus Plan           As indicated above, an Incentive Bonus Plan will be adopted by the Company in connection with the Closing. Consistent with past practice, H&F and the Company will mutually develop "Team", "Group" and "Firm" performance goals for calendar year 2004. Subsequent to calendar year 2004, the Compensation Committee of the Board after consultation with the Chief Executive Officer will develop performance goals and compare actual performance to such goals prior to awarding bonuses under the Incentive Bonus Plan. The
                     Compensation Committee of the Board and the Chief Executive
                     Officer will give careful consideration to past business practice, including the past practice of using earnings per share ("EPS") growth as a performance goal, when developing annual performance goals.

                     Cash bonuses under the Incentive Bonus Plan will not be paid in any calendar year if the Company fails to satisfy its debt covenants. In addition, no bonus will be paid under the Incentive Bonus Plan prior to the satisfactory completion of the audit of the Company's financial statements.

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401(k) Plan          The Company's 401(k) Plan will remain in effect following
                     the Closing.

       Richard Pinola Employment Agreement and Change of Control Agreement
       -------------------------------------------------------------------

                  Richard Pinola's existing employment agreement and change of control agreement will be amended to remove the receipt of any benefits in connection with Mr. Pinola's voluntary departure from the Company without any reason after the Proposed Transaction or any subsequent change of control transaction. Otherwise, the remaining terms of Richard Pinola's amended and restated employment agreement and change of control agreement will be substantially similar to those contained in the existing agreements, including, without limitation, the receipt of benefits in connection with Mr. Pinola's involuntary termination after a change of control and the right to receive a 280G gross-up. For the avoidance of doubt, the final sentence in Section 1(c) of the Change of Control Agreement between Mr. Pinola and the Company will be deleted in its entirety.

         John Gavin Will Execute a Consulting Agreement With the Company
         ---------------------------------------------------------------

                  Effective as of the Closing, John Gavin will resign from all positions he holds with the Company and any of its affiliates, including his membership on the Board. Immediately prior to the Closing, Mr. Gavin will execute an enforceable release of claims in favor of the Company and he will reaffirm his obligation to comply with the restrictive covenants set forth in his agreements with the Company. The Company will provide Mr. Gavin with the compensation and benefits that he is entitled to receive under his employment agreement with the Company and all applicable employee benefit arrangements. For the avoidance of doubt, Mr. Gavin will be paid his earned but unpaid 2003 fiscal year incentive bonus.

                  Subsequent to the Closing, Mr. Gavin will provide part-time consulting services to the Company pursuant to a one (1) year consulting agreement to be executed prior to the Closing. Mr. Gavin will be paid a $10,000 monthly fee for his consulting services, and an auto allowance comparable to that currently received. However, Mr. Gavin will not be entitled to an award of RSUs or to an Incentive Bonus (other than the 2003 fiscal year earned but unpaid incentive bonus). In addition, as a consultant, Mr. Gavin will not be permitted to participate in the Company's employee benefit programs, but the Company will pay a portion of Mr. Gavin's COBRA premiums equal to the amount which the Company is presently paying towards his medical benefits.

               Employment Terms Applicable to the Other Executives
               ---------------------------------------------------

                  The Executives, excluding Richard Pinola, generally will be subject to the same terms and conditions of employment as were applicable prior to the Closing. These Executives will continue to be eligible to participate in the Company's Change of Control Plan for EVPs. In addition, as detailed below, each Executive will execute certain non-compete, non-solicit, non-disparagement, and other similar agreements in exchange for an award of RSUs.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 59 of 70
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                   General Terms Applicable to Every Executive
                   -------------------------------------------

Base Salary          The Company will pay each Executive a base salary that is
                     equal to his current base salary. It is not anticipated that base salaries will be increased from their current levels. However, in the event of a substantial expansion in the Company's business, such as the acquisition of another significant business, which results in materially increased scope of responsibility, the Compensation Committee of the Board and the Chief Executive Officer will give careful consideration to the appropriateness of any salary increases in light of then current circumstances, including industry practice and the change in the nature of an Executive's responsibilities.

Incentive Bonus      Each Executive will be eligible to participate in the
                     Incentive Bonus Plan described above. Each Executive will have an annual target incentive generally consistent with past practice.

Restricted Stock     As described above, the Company will adopt the Equity Plan
Units                to enable the issuance of RSUs. An annual pool of 200,000
                     RSUs will be made available for awards by the Compensation
                     Committee of the Board to eligible Executives and other selected individuals if a global Company-wide performance goal established by the Compensation Committee is satisfied. If the goal is satisfied in any given year (as is currently the case), the Compensation Committee of the Board intends to award RSUs to all eligible Executives.

Employee Benefits    Each Executive will be entitled to participate in the
                     Company's employee benefit plans and programs, commensurate with his position and compensation level, in accordance with the requirements and terms of current plans and programs, as such requirements and terms may be adjusted by the Company to address changing circumstances. Such plans and programs will include, but not be limited to the following:

                     o   Supplemental Executive Retirement Plan

                     o   Nonqualified Deferred Compensation Plan

                     o   Health & Welfare Programs

                     o   401(k) Plan

Resignation          No Executive will be entitled to severance compensation in the event of Executive's voluntary resignation.

Policies Executives will be required to execute and/or comply with the Company's policies and procedures of general application which are applicable to senior executives of the Company and its subsidiaries and affiliates, including, but not limited to, the following:

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CUSIP No. 766573109               SCHEDULE 13D                    Page 60 of 70
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                     o   The Executives shall execute non-compete, non-solicit,
                         non-disparagement, and other restrictive agreements similar to those currently applicable to Richard Pinola. The restrictions will remain in place for a period of two (2) years following termination of employment. However, in the event of an involuntary termination of the Executive's employment with the Company without "Cause" (as such term is defined in the Change of Control Agreement between the Executive and the Company) which does not trigger an entitlement to benefits under the Change of Control Plan and is not in connection with a subsequent sale of the Company following the Closing to an unrelated third party, the non-compete shall remain in place for the greater of
                         (i) two (2) years from the date of the Closing or (ii) one (1) year following termination of employment. Under such circumstances, the involuntarily terminated Executive shall be entitled to receive severance benefits in the form of continuation of base salary for a period of one (1) year and the Company will pay a portion of such Executive's COBRA premiums equal to the amount which the Company is then paying towards his medical benefits for a period of up to one (1) year.

                     o   Non-disclosure/confidentiality agreement

Definitive
Agreements           The parties will agree to negotiate in good faith toward
                     definitive written agreements consistent with the terms set forth above. The agreements will be executed prior to the Closing but the agreements will not be effective unless the Proposed Transaction is consummated. The definitive agreements shall be construed, interpreted and governed in accordance with the laws of Pennsylvania.

                           Key Man Insurance Policies
                           --------------------------

                  As of the Closing, the Company will obtain the following two key man life insurance policies with respect to Richard Pinola: (i) a policy in which the beneficiary will be H&F, the premiums of which will be paid by H&F, and (ii) a policy in which the beneficiary will be the Company, the premiums of which will be paid by the Company. Richard Pinola will submit to medical examinations and consent to the release of such medical information as may be necessary or desirable in order to secure the issuance of the key man life insurance policies.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 61 of 70
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                                                                     Schedule A
                                                                     ----------


       Name                                Permitted Liquidation Percentage(1)
       ----                                -----------------------------------

1. Richard Pinola*                                        50%

2. John J. Gavin*                                        100%

3. James E. Greenway*                                     40%

1. G. Lee Bohs*                                           40%

2. Charlie Mallon*                                        40%

3. Howard Mark                                            40%

4. Bill McCusker                                          40%

5. Ted Young                                              40%

6. Gayle Weibley                                          40%

7. Andy McRae*                                            40%

8. Mark Miller*                                           40%

9. William Holland                                        40%

10. Ted Davies                                            40%

11. Keiji Miyaki                                          40%



--------
(1) The percentages listed will be increased to the extent that an Executive's income and employment tax liability recognized as a result of the liquidation of Shares and Options exceed the amount of cash delivered to him in connection with the liquidation of Shares and Options.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 62 of 70
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                            EXHIBIT 3 TO SCHEDULE 13D

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CUSIP No. 766573109               SCHEDULE 13D                    Page 63 of 70
--------------------------------------------------------------------------------


                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Right Management Consultants, Inc., and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

                  This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 24th day of September 2003.


                                    HFP RECAPITALIZATION CORP.


                                    By:  /s/ Philip U. Hammarskjold
                                         --------------------------------------
                                         Name:  Philip U. Hammarskjold
                                         Title:  President


                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Richard J. Pinola
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Joseph T. Smith
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    John J. Gavin
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    G. Lee Bohs
                                    By:  Theodore A. Young, Attorney-in-Fact

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CUSIP No. 766573109               SCHEDULE 13D                    Page 64 of 70
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                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Charles J. Mallon
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Theodore A. Young


                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    William McCusker
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Howard H. Mark
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Geoffrey S. Boole
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Gayle I. Weibley
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    James E. Greenway
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Mark A. Miller
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    R. William Holland
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Andrew McRae
                                    By:  Theodore A. Young, Attorney-in-Fact

                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Edward C. Davies
                                    By:  Theodore A. Young, Attorney-in-Fact

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CUSIP No. 766573109               SCHEDULE 13D                    Page 65 of 70
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                                    /s/ Theodore A. Young
                                    -------------------------------------------
                                    Keiji Miyaki
                                    By:  Theodore A. Young, Attorney-in-Fact

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CUSIP No. 766573109               SCHEDULE 13D                    Page 66 of 70
--------------------------------------------------------------------------------

                                  HELLMAN & FRIEDMAN CAPITAL
                                  PARTNERS IV, L.P.

                                  By: H&F Investors IV, LLC, its general partner

                                     By: H&F Administration IV, LLC, its
                                         administrative manager

                                        By: H&F Investors, III, Inc., its
                                            manager

                                        By: /s/ Georgia Lee
                                          ---------------------
                                          Name:  Georgia Lee
                                          Title: Vice President


                                  H&F INVESTORS IV, LLC

                                  By: H&F Administration IV, LLC, its
                                      administrative manager

                                     By: H&F Investors III, Inc., its manager

                                     By: /s/ Georgia Lee
                                      ----------------------------------------
                                      Name:  Georgia Lee
                                      Title: Vice President

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CUSIP No. 766573109               SCHEDULE 13D                    Page 67 of 70
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                            EXHIBIT 4 TO SCHEDULE 13D

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CUSIP No. 766573109               SCHEDULE 13D                    Page 68 of 70
--------------------------------------------------------------------------------


                              POWER OF ATTORNEY FOR
                        SECTION 13 REPORTING OBLIGATIONS


         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, all of whom are Individual Reporting Persons as described in the Schedule 13D filed on the date hereof by the undersigned (the "Schedule 13D") with respect to the securities of Right Management Consultants, Inc. (the "Company") hereby makes, constitutes and appoints each of Charles J. Mallon and Theodore A Young, signing individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

         (1) sign Schedule 13D and any and all amendments to the Schedule 13D, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission., the New York Stock Exchange, and the Company, as such attorney-in-fact consider necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act"); and

         (2) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

         (1) this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

         (2) any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

         (3) neither the Company nor such attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirement of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

         (4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under
Section 13 of the Exchange Act.

         The undersigned hereby gives and grants the foregoing attorney-in-fact, and each of them, full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for an on behalf of he undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.

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CUSIP No. 766573109               SCHEDULE 13D                    Page 69 of 70
--------------------------------------------------------------------------------

         This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 23rd day of September, 2003.




                                         /s/ Richard J. Pinola
                                         --------------------------------------
                                         Richard J. Pinola


                                         /s/ John J. Gavin
                                         --------------------------------------
                                         John J. Gavin


                                         /s/ G. Lee Bohs
                                         --------------------------------------
                                         G. Lee Bohs


                                         /s/ Charles J. Mallon
                                         --------------------------------------
                                         Charles J. Mallon


                                         /s/ Theodore A. Young
                                         --------------------------------------
                                         Theodore A. Young


                                         /s/ William McCusker
                                         --------------------------------------
                                         William McCusker


                                         /s/ Joseph T. Smith
                                         --------------------------------------
                                         Joseph T. Smith


                                         /s/ Howard H. Mark
                                         --------------------------------------
                                         Howard H. Mark

--------------------------------------------------------------------------------
CUSIP No. 766573109               SCHEDULE 13D                    Page 70 of 70
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                                         /s/ Gayle I. Weibley
                                         --------------------------------------
                                         Gayle I. Weibley


                                         /s/ James E. Greenway
                                         --------------------------------------
                                         James E. Greenway


                                         /s/ Mark A. Miller
                                         --------------------------------------
                                         Mark A. Miller


                                         /s/ R. William Holland
                                         --------------------------------------
                                         R. William Holland


                                         /s/ Andrew McRae
                                         Andrew McRae


                                         /s/ Edward C. Davies
                                         --------------------------------------
                                         Edward C. Davies


                                         /s/ Keiji Miyaki
                                         --------------------------------------
                                         Keiji Miyaki

                                         /s/ Geoffrey S. Boole
                                         ---------------------------------------
                                         Geoffrey S. Boole